UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]            Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

[  ]            Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-33810

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN PUBLIC EDUCATION

RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

American Public Education Retirement Plan

Financial Report
December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements Of Net Assets Available For Benefits	2
Statement Of Changes In Net Assets Available For Benefits	3

Notes To Financial Statements	4 – 9

Supplementary Information

Schedule Of Assets (Held At End Of Year)	10 – 11

Report of Independent Registered Public Accounting Firm

To the Participants and 401(k) Committee of the
American Public Education Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the American Public Education Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the American Public Education Retirement Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Stout, Causey & Horning, P.A.
Sparks, Maryland
June 29, 2015

American Public Education Retirement Plan

Statements Of Net Assets Available For Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments at fair value	$59,602,977	$47,306,842

Receivables:
Employer contributions	35,178	39,667
Total assets	59,638,155	47,346,509

Liabilities	-	-
Net assets available for benefits	$59,638,155	$47,346,509

See Notes To Financial Statements.

American Public Education Retirement Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2014

Additions to net assets attributable to:
Contributions:
Employee	$6,949,411
Employer	3,211,477
Rollovers	824,044
Total contributions	10,984,932

Transfers:
Asset transfer from NES (Note 1)	874,152
Total transfers	874,152

Investment income:
Net depreciation in fair value of investments	(70,277)
Interest and dividends	3,320,248
Total investment income	3,249,971

Total additions	15,109,055

Deductions from net assets attributable to:
Benefits paid to participants	2,814,156
Administrative expenses	3,253
Total deductions	2,817,409

Net increase	12,291,646

Net assets available for benefits:
Beginning of year	47,346,509
Ending of year	$59,638,155

See Notes To Financial Statements.

American Public Education Retirement Plan Notes to Financial Statements

Note 1.          Plan Description and Summary of Significant Accounting Policies

The following description of the American Public Education Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

Effective January 1, 2014, the Plan Sponsor changed from American Public University System, Inc. to American Public Education, Inc. (“APEI” or the “Company”) and the Plan name changed from the American Public University System Retirement Plan to the American Public Education Retirement Plan.  The Plan is a 401(k) profit sharing plan covering all eligible employees under the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility:

All employees of the Company are eligible for participation in the Plan except for employees covered by a collective bargaining agreement, non-resident aliens who do not receive income from the Company which constitutes United States income, and residents of Puerto Rico.  Participants are eligible to participate in the Plan beginning on the first day of the calendar quarter after their date of hire.

Effective November 1, 2013, APEI acquired National Education Seminars, Inc. (“NES”) from certain selling stockholders (the “Sellers”). The Sellers continued to maintain a 401(k) profit sharing plan in which NES employees were eligible to participate until November 1, 2013, at which time the NES employees became eligible to participate in, and make contributions to, the Plan.  Effective February 1, 2014, the Sellers transferred all assets attributable to the NES employees to the Plan.

Contributions:

Each year participants may contribute a specified dollar amount or percentage of their gross annual earnings not to exceed the lesser of 60% of compensation or ERISA and Internal Revenue Service (“IRS”) limits. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds and APEI common stock as investment options. The Company makes a safe harbor non-elective contribution equal to 100% of the first 3% and 50% of the next 2% of each participant’s eligible compensation deferred into the Plan.  Additional amounts may be contributed at the discretion of the Company.  Contributions are subject to certain IRS limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings/losses, and charged with administrative expenses, if applicable.  Allocations are based on participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their voluntary contributions, the safe harbor non-elective contributions, and any non-elective Company contribution to the Plan, plus actual earnings thereon.

Payment of benefits:

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  If a participant’s account balance is less than $1,000 upon termination of service, the Plan Administrator will direct the trustee to make a lump-sum distribution.

American Public Education Retirement Plan Notes to Financial Statements

Note 1.          Plan Description and Summary of Significant Accounting Policies (Continued)

Payment of benefits (Continued):

In addition, participants may make withdrawals from their account upon attainment of age 59 1/2. Participants may also make withdrawals from their vested balance for reasons of financial hardship under specific guidelines set forth in the Plan.  As of December 31, 2014 and 2013, there were no net assets of the Plan allocated to participants who had elected to withdraw from the Plan but had not been paid by year-end.

Hardship withdrawals:

Hardship withdrawals are allowed in accordance with the Plan’s provisions, subject to a $500 minimum.

Administrative expenses:

The Plan’s direct administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  The Plan paid direct administrative expenses of $3,253 during the year ended December 31, 2014.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting:

The accompanying financial statements are prepared under the accrual method of accounting whereby investment income is recognized when earned and expenses are recognized when incurred.

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation or depreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Payment of benefits:

Benefits are recorded when paid.

Income taxes:

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax positions that more likely than not would not be sustained upon examination by a tax authority.  Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2014 and 2013.  With few exceptions, the Plan is no longer subject to income tax examinations by U.S. Federal, state or local tax authorities for years before 2011.

American Public Education Retirement Plan Notes to Financial Statements

Note 1.          Plan Description and Summary of Significant Accounting Policies (Continued)

Subsequent events:

The Plan has evaluated subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except those described in Note 8.

Note 2.          Plan Investments

The following is a summary of the investments held by the Plan as of December 31, 2014 and 2013.  Individual investments representing more than 5% of the Plan's net assets are separately identified:

	2014		2013
Fidelity Contrafund	$2,800,638	*	$2,610,759
Fidelity Growth Company	3,437,111		2,805,971
Fidelity Freedom 2020	3,195,914		2,367,572
Fidelity Freedom 2030	3,910,046		2,834,331
Fidelity Freedom 2035	3,784,649		2,810,733
Fidelity Freedom 2040	4,364,397		3,015,883
Other investments	38,110,222		30,861,593
	$59,602,977		$47,306,842

* Amount was less than 5% of Plan assets in the year indicated.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $70,277 as follows:

Mutual funds	$78,961
APEI Common Stock	(149,238)
$(70,277)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurements,” defines fair value and establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1.       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2.       Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

American Public Education Retirement Plan Notes to Financial Statements

Note 2.          Plan Investments (Continued)

●	Inputs other than quoted prices that are observable for the asset or liability; or

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used for the years ending December 31, 2014 and 2013.

●	Common Stock: Valued at the closing price at year end reported on the active market on which the individual security is traded.

●	Mutual Funds: Valued at the net asset value of the shares held by the fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013, respectively.

	Investments at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$12,942,765	$-	$-	$12,942,765
Mid Cap Funds	6,833,862	-	-	6,833,862
Small Cap Funds	2,622,385	-	-	2,622,385
Blended Funds	27,013,408	-	-	27,013,408
International Funds	3,538,300	-	-	3,538,300
Bond Funds	3,692,109	-	-	3,692,109
Money Market Funds	1,902,398	-	-	1,902,398
Sector Funds	174,648	-	-	174,648
APEI Common Stock	883,102	-	-	883,102
Total Investments at Fair Value	$59,602,977	$-	$-	$59,602,977

American Public Education Retirement Plan Notes to Financial Statements

Note 2.          Investments (Continued)

	Investments at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$10,417,991	$-	$-	$10,417,991
Mid Cap Funds	5,958,612	-	-	5,958,612
Small Cap Funds	2,148,009	-	-	2,148,009
Blended Funds	19,409,997	-	-	19,409,997
International Funds	3,264,588	-	-	3,264,588
Bond Funds	3,283,756	-	-	3,283,756
Money Market Funds	1,662,091	-	-	1,662,091
Sector Funds	151,522	-	-	151,522
APEI Common Stock	1,010,276	-	-	1,010,276
Total Investments at Fair Value	$47,306,842	$-	$-	$47,306,842

The Plan’s mutual funds and common stock are publicly traded and are considered Level 1 assets.

Note 3.          Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 4.          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

Note 5.          Tax Status

The IRS has determined, and informed the Plan by a letter dated March 5, 2012, that the Plan is qualified and that the trust established under the Plan is tax exempt under the applicable sections of the Internal Revenue Code of 1986, as amended (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related trust is tax-exempt.

Note 6.          Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments.  Fidelity Management Trust Company, a subsidiary of Fidelity Investments (collectively “Fidelity”), is the trustee as defined by the Plan, and therefore, these transactions qualify as related party transactions.  Administrative expenses paid by the Plan to Fidelity were $3,253 for the year ended December 31, 2014.

American Public Education Retirement Plan Notes to Financial Statements

The Company provides certain accounting and administrative services to the Plan for which no fees are charged. All such transactions qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan allows participants to invest in the common stock of APEI, the Plan Sponsor, and therefore these investments qualify as party-in-interest transactions.  Participants are not required to make investments in APEI Common Stock.  During the year ended December 31, 2014, Plan participants sold 15,565 shares of APEI Common Stock with aggregate proceeds of $503,188, and purchased 16,236 shares of APEI Common Stock with an aggregate purchase price of $523,723.

Note 7.          Reconciliation of Financial Statements to Form 5500

For the years ended December 31, 2014 and 2013, the following is a reconciliation of net assets available for benefits as reported on the financial statements to Form 5500 (Annual Return/Report of Employee Benefit Plan):

	2014	2013
Net assets available for benefits as reported on the financial statements	$59,638,155	$47,346,509
Contributions receivable	(35,178)	(39,667)
Net assets available for benefits as reported on the Form 5500	$59,602,977	$47,306,842

The following is a reconciliation of changes in net assets available for benefits as reported on the financial statements to Form 5500 for the year ended December 31, 2014:

Contributions as reported on the financial statements	$10,984,932
Employer Contributions Receivable, 2014	(35,178)
Employer Contributions Receivable, 2013	39,667
Contributions as reported on the Form 5500	$10,989,421

Note 8.          Subsequent Events

Effective January 1, 2015, the Plan was amended to allow participants to take loans from their account balances in the Plan.  The minimum loan amount is $1,000 and a participant may have no more than one loan outstanding at any time.  Loan repayments are to be made through payroll deductions.  The interest rate for the duration of the loan is comparable to those offered by financial institutions at the time of loan origination, as determined by the Plan administrator.  Participants will be assessed an annual fee of $25 for each outstanding loan.  Loans taken for the purchase of a primary residence are to be paid within ten years.  All other loans must be paid within five years.

On or about June 16, 2015, the Plan was amended so that effective August 31, 2015, the Plan will no longer allow participants to invest future contributions in APEI Common Stock.  The Plan will completely remove APEI Common Stock as an investment election on June 30, 2016.   Participants who currently invest contributions in APEI Common Stock may change how their future contributions are invested, but if no action is taken to change contribution elections, after August 31, 2015 any contributions allocated to APEI Common Stock will automatically be invested in an age-appropriate Fidelity Freedom Fund.  If no action is taken by approximately June 30, 2016, any participant holdings that remain invested in APEI Common Stock will automatically be re-allocated to an age-appropriate Fidelity Freedom Fund.

American Public Education Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Line 4i
December 31, 2014

Employer Identification Number: 01-0724376
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment (including
	Identity of Issuer, Borrower,	maturity date, rate of interest
	Lessor, or Similar Party	collateral, par or maturity value)	Cost **	Current Value

	Mutual funds:
	Pimco	Pimco Total Return Administrative		$1,594,559
	Vanguard	Vanguard International Growth		1,333,847
	Hartford	Hartford Equity Income Fund		199,719
	Invesco Van Kampen	Invesco Van Kampen Growth and Income		290,498
	Vanguard	Vanguard Short Term Investment Grade		468,939
	MFS	MFS Blended Research Core Equity		1,089,835
	MFS	MFS Value R3		677,695
*	Fidelity	Fidelity Puritan		1,155,022
*	Fidelity	Fidelity Contrafund		2,800,638
*	Fidelity	Fidelity Growth Company		3,437,111
*	Fidelity	Fidelity Intermediate Bond		964,424
*	Fidelity	Fidelity Value		1,291,268
*	Fidelity	Fidelity OTC Portfolio		1,394,431
*	Fidelity	Fidelity Leveraged Company Stock		879,930
*	Fidelity	Fidelity Real Estate Investment		174,648
*	Fidelity	Fidelity International Discovery		263,003
*	Fidelity	Fidelity Blue Chip Growth		2,086,248
*	Fidelity	Fidelity Low Price Stock		1,948,528
*	Fidelity	Fidelity Diversified International		1,941,450
*	Fidelity	Fidelity Mid Cap Stock		2,219,087
*	Fidelity	Fidelity Freedom Income		391,321
*	Fidelity	Fidelity Freedom 2010		814,340
*	Fidelity	Fidelity Freedom 2020		3,195,914
*	Fidelity	Fidelity Freedom 2030		3,910,046
*	Fidelity	Fidelity Small Cap Discovery		1,808,316
*	Fidelity	Fidelity Spartan Total Market Index		966,590

American Public Education Retirement Plan

Schedule Of Assets (Held At End Of Year) (Continued)
Form 5500, Schedule H, Line 4i
December 31, 2014

Employer Identification Number: 01-0724376
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment (including
	Identity of Issuer, Borrower,	maturity date, rate of interest
	Lessor, or Similar Party	collateral, par or maturity value)	Cost **	Current Value
*	Fidelity	Fidelity Spartan Extended Market Index		495,049
*	Fidelity	Fidelity Freedom 2040		4,364,397
*	Fidelity	Fidelity Total Bond		664,187
*	Fidelity	Fidelity Freedom 2005		65,320
*	Fidelity	Fidelity Freedom 2015		1,394,590
*	Fidelity	Fidelity Freedom 2025		2,652,034
*	Fidelity	Fidelity Freedom 2035		3,784,649
*	Fidelity	Fidelity Small Cap Value		814,069
*	Fidelity	Fidelity Freedom 2045		2,706,472
*	Fidelity	Fidelity Freedom 2050		2,265,256
*	Fidelity	Fidelity Freedom 2055		314,047
*	Fidelity	Fidelity Retirement Money Market		1,902,398
	Total Mutual Funds			58,719,875

*	American Public Education, Inc.	American Public Education, Inc. Common Stock		883,102
	Total Investments			$59,602,977

* Party-in-interest.
** Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PUBLIC EDUCATION RETIREMENT PLAN

Date: June 29, 2015	By: /s/ Richard W. Sunderland, Jr.
Name: Richard W. Sunderland, Jr.
Title: Executive Vice President and Chief Financial Officer of American Public Education, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm